Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2023

NEWS RELEASE

Business Highlights

•	Second quarter sales increased 13% Q/Q and decreased 44% Y/Y

•	SSD controller sales: 2Q increased 5% to 10% Q/Q and decreased 30% to 35% Y/Y

•	eMMC+UFS controller sales: 2Q increased 45% to 50% Q/Q and decreased 65% to 70% Y/Y

•	SSD solutions sales: 2Q decreased 5% to 10% Q/Q and decreased 25% to 30% Y/Y

Financial Highlights

	2Q 2023 GAAP	2Q 2023 Non-GAAP
☐ Net sales	$140.4 million (+13% Q/Q, -44% Y/Y)	$140.4 million (+13% Q/Q, -44% Y/Y)
☐ Gross margin	40.2%	42.5%
☐ Operating margin	1.3%	8.3%
☐ Earnings per diluted ADS	$0.33	$0.38

TAIPEI, Taiwan and MILPITAS, Calif., July 28, 2023 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”, the “Company” or “we”) today announced its financial results for the quarter ended June 30, 2023. For the second quarter of 2023, net sales (GAAP) increased sequentially to $140.4 million from $124.1 million in the first quarter of 2023. Net income (GAAP) increased to $11.0 million, or $0.33 per diluted American Depositary Share of the Company (“ADS”) (GAAP), from net income (GAAP) of $10.2 million, or $0.30 per diluted ADS (GAAP), in the first quarter of 2023.

For the second quarter of 2023, net income (non-GAAP) increased to $12.6 million, or $0.38 per diluted ADS (non-GAAP), from net income (non-GAAP) of $11.2 million, or $0.33 per diluted ADS (non-GAAP), in the first quarter of 2023.

Business Review

Wallace Kou, President & CEO of Silicon Motion commented:

“Our business in the second quarter improved as inventory levels at our customers and at PC and handset OEMs continue to come down. We are continuing to see improving order patterns with many of our customers, leading to better visibility and giving us greater conviction for a market recovery towards the end of this year. This led us to accelerate and pull-in design activity this quarter to ensure that we have the right products for our customers to be better positioned and be more competitive later this year. While this has reduced our operating profitability in the second quarter, we believe that these investments will drive stronger revenue growth later this year and expect our operating expense growth will moderate in the second half to deliver higher operating margins throughout the rest of 2023.”

“While the first half of 2023 was challenging, we are optimistic that the industry is well positioned for recovery and growth in the second half of this year. We continue to work closely with our customers to ensure that our roadmaps are aligned to deliver the best-in-class controllers for their storage solutions powering PCs and mobile devices. We are optimistic that inventory levels in the industry will continue to come down as end-market demand stabilizes and improves. We expect that our third quarter 2023 sales will grow 15% to 20% QoQ, and our third quarter 2023 gross margin will be similar or slightly improved QoQ. We believe that we are well positioned to drive long-term growth of our business and increase our profitability levels.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2023	1Q 2023	2Q 2022	2Q 2023	1Q 2023	2Q 2022
Revenue	$140.4	$124.1	$252.4	$140.4	$124.1	$252.4
Gross profit	$56.4	$52.3	$133.6	$59.7	$52.5	$133.8
Percent of revenue	40.2%	42.2%	52.9%	42.5%	42.3%	53.0%
Operating expenses	$54.6	$46.8	$66.5	$48.0	$39.6	$56.8
Operating income	$1.8	$5.5	$67.1	$11.7	$12.9	$77.0
Percent of revenue	1.3%	4.4%	26.6%	8.3%	10.4%	30.5%
Earnings per diluted ADS	$0.33	$0.30	$1.55	$0.38	$0.33	$1.88

Other Financial Information

(in millions)	2Q 2023	1Q 2023	2Q 2022
Cash, cash equivalents, restricted cash and short-term investments—end of period	$305.0	$280.3	$234.9
Routine capital expenditures	$4.3	$7.2	$2.9
Dividend payments	—	—	$16.5
Share repurchases	—	—	$30.0

During the second quarter of 2023, we had $10.1 million of capital expenditures, including $4.3 million for the routine purchase of testing equipment, software, design tools and other items, and $5.8 million for building construction in Hsinchu.

Acquisition Update

On May 5, 2022, Silicon Motion agreed to be acquired by MaxLinear, Inc. (“MaxLinear”) with (a) holders of Silicon Motion ordinary shares, par value $0.01 (each, a “Share”), to receive $23.385 in cash and 0.097 shares of MaxLinear common stock, par value $0.0001(“MaxLinear Common Stock”) for each Share that they hold (other than certain customary excluded Shares), and (b) ADS holders to receive $93.54 in cash and 0.388 shares of MaxLinear Common Stock for each ADS that they hold (other than ADSs representing certain customary excluded Shares), in each case, with cash in lieu of any fractional shares of MaxLinear Common Stock (collectively, the “Transaction”). On August 31, 2022, shareholders at Silicon Motion’s Extraordinary General Meeting of Shareholders approved the Transaction.

On July 26, 2023, Silicon Motion and MaxLinear received antitrust approval from the State Administration for Market Regulation in the People’s Republic of China (“SAMR Approval”). After receiving SAMR Approval, Silicon Motion received from MaxLinear a notice of purported termination of the Transaction. Silicon Motion believes that it has complied with its obligations under the merger agreement and Silicon Motion has not suffered a material adverse effect, and as a result that the termination notice is not valid. Silicon Motion expects MaxLinear to abide by its obligations under the merger agreement and intends to vigorously enforce its rights thereunder.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the Transaction.

Loss from settlement of litigation relates to an expense accrued in connection with a settlement of a lawsuit.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the difference between market value and cost of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Jun. 30, 2022 ($)	Mar. 31, 2023 ($)	Jun. 30, 2023 ($)	Jun. 30, 2022 ($)	Jun. 30, 2023 ($)
Net Sales	252,373	124,069	140,361	494,351	264,430
Cost of sales	118,742	71,766	83,938	234,613	155,704

Gross profit	133,631	52,303	56,423	259,738	108,726
Operating expenses
Research & development	43,256	34,850	41,336	88,879	76,186
Sales & marketing	8,931	6,605	7,248	16,533	13,853
General & administrative	13,629	5,363	6,021	20,149	11,384
Loss from settlement of litigation	700	—	—	700	—

Operating income	67,115	5,485	1,818	133,477	7,303
Non-operating income (expense)
Interest income, net	365	1,810	2,736	625	4,546
Foreign exchange gain (loss), net	(2,190)	238	1,223	(2,025)	1,461
Unrealized holding gain(loss) on investments	—	4,746	6,135	—	10,881
Others, net	—	—	—	1	—

Subtotal	(1,825)	6,794	10,094	(1,399)	16,888

Income before income tax	65,290	12,279	11,912	132,078	24,191
Income tax expense	13,707	2,129	868	25,993	2,997

Net income	51,583	10,150	11,044	106,085	21,194

Earnings per basic ADS	1.56	0.31	0.33	3.17	0.64
Earnings per diluted ADS	1.55	0.30	0.33	3.16	0.63
Margin Analysis:
Gross margin	52.9%	42.2%	40.2%	52.5%	41.1%
Operating margin	26.6%	4.4%	1.3%	27.0%	2.8%
Net margin	20.4%	8.2%	7.9%	21.5%	8.0%

Additional Data:
Weighted avg. ADS equivalents	33,117	33,176	33,409	33,462	33,292
Diluted ADS equivalents	33,194	33,381	33,438	33,602	33,410

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Jun. 30, 2022 ($)	Mar. 31, 2023 ($)	Jun. 30, 2023 ($)	Jun. 30, 2022 ($)	Jun. 30, 2023 ($)
Gross profit (GAAP)	133,631	52,303	56,423	259,738	108,726
Gross margin (GAAP)	52.9%	42.2%	40.2%	52.5%	41.1%
Stock-based compensation (A)	89	135	71	227	206
Restructuring charges	34	37	3,222	136	3,259
Gross profit (non-GAAP)	133,754	52,475	59,716	260,101	112,191
Gross margin (non-GAAP)	53.0%	42.3%	42.5%	52.6%	42.4%
Operating expenses (GAAP)	66,516	46,818	54,605	126,261	101,423
Stock-based compensation (A)	(2,341)	(5,350)	(2,359)	(7,771)	(7,709)
M&A transaction expenses	(6,678)	(637)	(1,548)	(6,678)	(2,185)
Restructuring charges	—	(1,256)	(2,664)	—	(3,920)
Loss from settlement of litigation	(700)	—	—	(700)	—
Operating expenses (non-GAAP)	56,797	39,575	48,034	111,112	87,609
Operating profit (GAAP)	67,115	5,485	1,818	133,477	7,303
Operating margin (GAAP)	26.6%	4.4%	1.3%	27.0%	2.8%
Total adjustments to operating profit	9,842	7,415	9,864	15,512	17,279
Operating profit (non-GAAP)	76,957	12,900	11,682	148,989	24,582
Operating margin (non-GAAP)	30.5%	10.4%	8.3%	30.1%	9.3%
Non-operating income (expense) (GAAP)	(1,825)	6,794	10,094	(1,399)	16,888
Foreign exchange loss (gain), net	2,190	(238)	(1,223)	2,025	(1,461)
Unrealized holding gain(loss) on investments	—	(4,746)	(6,135)	—	(10,881)
Non-operating income (expense) (non-GAAP)	365	1,810	2,736	626	4,546
Net income (GAAP)	51,583	10,150	11,044	106,085	21,194
Total pre-tax impact of non-GAAP adjustments	12,032	2,431	2,506	17,537	4,937
Income tax impact of non-GAAP adjustments	(861)	(1,418)	(965)	(1,923)	(2,383)
Net income (non-GAAP)	62,754	11,163	12,585	121,699	23,748
Earnings per diluted ADS (GAAP)	$1.55	$0.30	$0.33	$3.16	$0.63

Earnings per diluted ADS (non-GAAP)	$1.88	$0.33	$0.38	$3.60	$0.71
Shares used in computing earnings per diluted ADS (GAAP)	33,194	33,381	33,438	33,602	33,410
Non-GAAP adjustments	210	167	115	241	141
Shares used in computing earnings per diluted ADS (non-GAAP)	33,404	33,548	33,553	33,843	33,551
(A) Excludes stock-based compensation as follows:
Cost of sales	89	135	71	227	206
Research & development	1,271	3,868	1,315	4,978	5,183
Sales & marketing	438	541	435	1,068	976
General & administrative	632	941	609	1,725	1,550

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30 2022 ($)	Mar. 31, 2023 ($)	Jun. 30, 2023 ($)
Cash and cash equivalents	179,858	225,382	249,830
Accounts receivable (net)	243,546	145,772	166,020
Inventories	265,518	307,662	250,524
Refundable deposits – current	48,532	49,492	49,480
Prepaid expenses and other current assets	37,234	14,115	15,916

Total current assets	774,688	742,423	731,770
Long-term investments	8,439	14,068	19,767
Property and equipment (net)	131,368	147,115	156,962
Other assets	22,507	24,592	38,077

Total assets	937,002	928,198	946,576

Accounts payable	87,272	35,373	12,529
Income tax payable	46,434	43,685	31,272
Accrued expenses and other current liabilities	114,392	55,644	78,771

Total current liabilities	248,098	134,702	122,572
Other liabilities	44,007	45,223	64,562

Total liabilities	292,105	179,925	187,134
Shareholders’ equity	644,897	748,273	759,442

Total liabilities & shareholders’ equity	937,002	928,198	946,576

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Jun. 30 2022	Mar. 31, 2023	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023
	($)	($)	($)	($)	($)
Net income	51,583	10,150	11,044	106,085	21,194
Depreciation & amortization	4,677	5,608	5,381	9,131	10,989
Stock-based compensation	2,430	5,485	2,430	7,998	7,915
Investment losses (gain) & disposals	—	(4,746)	(5,945)	1	(10,691)
Changes in operating assets and liabilities	(55,320)	(9,525)	23,134	(121,972)	13,609

Net cash provided by operating activities	3,370	6,972	36,044	1,243	43,016

Purchase of property & equipment	(4,918)	(13,550)	(10,085)	(16,580)	(23,635)

Net cash used in investing activities	(4,918)	(13,550)	(10,085)	(16,580)	(23,635)

Dividend payments	(16,489)	—	(15)	(33,442)	(15)
Share repurchases	(30,001)	—	—	(133,046)	—

Net cash used in financing activities	(46,490)	—	(15)	(166,488)	(15)

Net increase (decrease) in cash, cash equivalents & restricted cash	(48,038)	(6,578)	25,944	(181,825)	19,366
Effect of foreign exchange changes	1,325	(177)	(1,273)	1,241	(1,450)
Cash, cash equivalents & restricted cash—beginning of period	281,652	287,055	280,300	415,523	287,055

Cash, cash equivalents & restricted cash—end of period	234,939	280,300	304,971	234,939	304,971

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Silicon Motion, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger and other events relating to the proposed Merger, and statements about financial results guidance for the third fiscal quarter of 2023, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially,” “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the Merger may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s business and the value of the ordinary shares, par value $0.01 per share, of Silicon Motion, and Silicon Motion’s ADSs; uncertainties as to the timing of the consummation of the Merger and the potential failure to satisfy the conditions to the consummation of the Merger, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’

businesses and other conditions to the completion of the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the effect of the announcement, pendency or potential termination of the Merger on Silicon Motion’s business relationships, operating results, and business generally; expected benefits, including financial benefits, of the Merger may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with COVID-19 and any public health crises; Silicon Motion’s ability to provide a safe working environment for employees during any public health crises, including pandemics or epidemics; Silicon Motion’s ability to implement its business strategies; pricing trends, including Silicon Motion’s ability to achieve economies of scale; restrictions during the pendency of the proposed Merger that may impact Silicon Motion’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are available on Silicon Motion’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this communication.

Silicon Motion Investor Contacts:

Jason Tsai	Selina Hsieh
jason.tsai@siliconmotion.com	ir@siliconmotion.com

Media Contact:

Dan Scorpio, H/Advisors Abernathy

Dan.scorpio@h-advisors.global